UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1 Under the Investment Company Act of 1940
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PPM Funds
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Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned, PPM Funds, an open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Chicago, in the State of Illinois on the 15th day of February, 2018.

PPM Funds

By: /s/Mark D. Mandich
Mark D. Mandich
President and Chief Executive Officer

Attest:	/s/Mary T. Capasso
Mary T. Capasso